                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-6B-2


                           CERTIFICATE OF NOTIFICATION



Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.



Certificate is filed by AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.) and AEP Resources, Inc



This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

1.    Type of security or securities.

            Unsecured short-term bank loans.

2. Issue, renewal or guaranty.

            Issuance and renewals.

3. Principal amount of each security.

            See Exhibit 1.

4. Rate of interest per annum of each security:

            See Exhibit 1.

5. Date of issue, renewal or guaranty of each security.

            See Exhibit 1.

6. If renewal of security, give date of original issue.

            See Exhibit 1.

7. Date of maturity of each security.

            See Exhibit 1.

8. Name of persons to whom each security was issued, renewed or guaranteed.

            AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.)
                        First Union National Bank of North Carolina
                        National City Bank
                        Huntington National Bank
                        Mellon Bank, N.A.

            AEP Resources, Inc.
                        The Fuji Bank, Limited
                        National City Bank, Columbus
                        Huntington National Bank
                        Mellon Bank, N.A.
                        NationsBank, N.A.

9. Collateral given with each security.

            None.

10. Consideration received for each security.

            See Exhibit 1.

11. Application of proceeds of each security.

            The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

            (a)   the  provisions  contained  in the first  sentence  of Section
                  6(b).

            (b)   the  provisions  contained  in the fourth  sentence of Section
                  6(b).

            (c)   the  provisions  contained  in any  rule  of the  Commission
                  other than Rule U-48.         X

13.   If the  security  or  securities  were  exempt  from the  provisions  of
      Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

            Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

            Not applicable

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

            Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

                              AEP ENERGY  SERVICES,  INC.  (formerly  known as
                                    AEP Energy Solutions, Inc.)
                               AEP RESOURCES, INC.

                                    /s/ Henry W. Fayne
                                Henry W. Fayne, Vice President

Dated:  July 9, 1998

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
1CMGR4760           AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 07/02/98
                              CASH MANAGEMENT SYSTEM                                    TIME: 08:10:01
                        QUARTERLY SHORT TERM DEBT REPORT
                            AEP ENERGY SERVICES, INC
                             QUARTER ENDED 06/30/98
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             04/01/98     04/24/98       23      5.8800            800,000.00             3,005.33           803,005.33
                    04/02/98     04/24/98       22      5.7600          1,950,000.00             6,864.00         1,956,864.00
                    04/03/98     04/24/98       21      5.9000            600,000.00             2,065.00           602,065.00
                    04/06/98     04/24/98       18      5.7200          6,725,000.00            19,233.50         6,744,233.50
                    04/08/98     04/24/98       16      5.8300            875,000.00             2,267.22           877,267.22
                    04/09/98     04/27/98       18      5.7659          1,700,000.00             4,901.02         1,704,901.02
                    04/13/98     04/27/98       14      5.8300            350,000.00               793.53           350,793.53
                    04/15/98     04/27/98       12      5.7200          8,000,000.00            15,253.33         8,015,253.33
                    04/16/98     04/28/98       12      5.8300            250,000.00               485.83           250,485.83
                    04/24/98     04/28/98        4      5.5800          7,525,000.00             4,665.50         7,529,665.50
                    04/27/98     04/29/98        2      5.7000         17,300,000.00             5,478.33        17,305,478.33
                    04/28/98     04/30/98        2      5.6400          3,250,000.00             1,018.33         3,251,018.33
                    04/29/98     04/30/98        1      5.6400         18,000,000.00             2,820.00        18,002,820.00
                    04/30/98     05/05/98        5      5.7600         20,525,000.00            16,420.00        20,541,420.00
                    05/01/98     05/26/98       25      5.8200            575,000.00             2,323.96           577,323.96
                    05/05/98     05/13/98        8      5.7600         20,800,000.00            26,624.00        20,826,624.00
                    05/08/98     05/21/98       13      5.7200          1,100,000.00             2,272.11         1,102,272.11
                    05/11/98     05/26/98       15      5.7200          2,725,000.00             6,494.58         2,731,494.58
                    05/13/98     05/20/98        7      5.7250         20,600,000.00            22,931.81        20,622,931.81
     BL             05/20/98     05/27/98        7      5.7438         17,450,000.00            19,489.03        17,469,489.03
                    05/21/98     05/29/98        8      6.2500            350,000.00               486.11           350,486.11
                    05/22/98     05/29/98        7      5.8300            800,000.00               906.89           800,906.89
                    05/26/98     05/28/98        2      5.7200         11,950,000.00             3,797.44        11,953,797.44
                    05/27/98     05/29/98        2      5.8200         13,300,000.00             4,300.33        13,304,300.33
                    05/28/98     06/17/98       20      5.7500         11,000,000.00            35,138.89        11,035,138.89
                    05/29/98     06/15/98       17      5.7200         13,000,000.00            35,114.44        13,035,114.44
                    06/01/98     06/25/98       24      5.8300            725,000.00             2,817.83           727,817.83
                    06/02/98     06/26/98       24      5.8300            850,000.00             3,303.67           853,303.67
                    06/03/98     06/25/98       22      5.8300            400,000.00             1,425.11           401,425.11
                    06/11/98     06/26/98       15      5.8300            700,000.00             1,700.42           701,700.42
                    06/15/98     06/25/98       10      5.8500         10,350,000.00            16,818.75        10,366,818.75
                    06/16/98     06/26/98       10      5.7759          3,200,000.00             5,134.13         3,205,134.13
                    06/17/98     06/26/98        9      5.8000         13,000,000.00            18,850.00        13,018,850.00
                    06/18/98     06/29/98       11      5.7750          2,250,000.00             3,970.31         2,253,970.31
                    06/19/98     06/29/98       10      5.7759          2,800,000.00             4,492.37         2,804,492.37
                    06/26/98     06/30/98        4      5.8000          7,700,000.00             4,962.22         7,704,962.22
                    06/26/98     06/30/98        4      5.9600            600,000.00               397.33           600,397.33
                    06/29/98     07/07/98        8      5.8392          5,200,000.00             6,747.52         5,206,747.52
     BL             06/29/98     07/07/98        8      5.8800          2,000,000.00             2,613.33         2,002,613.33
                    06/30/98     07/27/98       27      5.8500          8,100,000.00            35,538.75         8,135,538.75
                                                   ----------------     ----------------     ----------------
                                   AEP ENERGY SERVICES, INC TOTAL     259,375,000.00           353,922.25       259,728,922.25
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   12.18
     WEIGHTED AVERAGE RATE    5.7489

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
1CMGR4760            AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 07/02/98
                               CASH MANAGEMENT SYSTEM                                    TIME: 08:10:02
                        QUARTERLY SHORT TERM DEBT REPORT
                               AEP RESOURCES, INC.
                             QUARTER ENDED 06/30/98
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             04/06/98     04/28/98       22      5.8300            200,000.00               712.56           200,712.56
                    04/13/98     04/28/98       15      5.7659          6,325,000.00            15,195.55         6,340,195.55
                    04/15/98     04/28/98       13      5.7600         32,100,000.00            66,768.00        32,166,768.00
                    04/21/98     04/28/98        7      5.7800          1,200,000.00             1,348.67         1,201,348.67
                    04/23/98     04/28/98        5      5.7400            300,000.00               239.17           300,239.17
                    04/28/98     05/13/98       15      5.7659         42,000,000.00           100,903.25        42,100,903.25
                    05/08/98     05/28/98       20      5.8100            300,000.00               968.33           300,968.33
                    05/13/98     05/28/98       15      5.7759         42,350,000.00           101,920.57        42,451,920.57
                    05/14/98     06/15/98       32      5.7800          5,000,000.00            25,688.89         5,025,688.89
                    05/26/98     06/17/98       22      5.7600          1,000,000.00             3,520.00         1,003,520.00
                    05/28/98     06/15/98       18      5.7759         17,800,000.00            51,405.51        17,851,405.51
                    06/05/98     06/17/98       12      5.8000            150,000.00               290.00           150,290.00
                    06/08/98     06/17/98        9      5.7600            300,000.00               432.00           300,432.00
                    06/15/98     08/17/98       63      5.8718         21,400,000.00           219,898.91        21,619,898.91
                    06/16/98     06/30/98       14      5.7600          4,275,000.00             9,576.00         4,284,576.00
                    06/17/98     06/30/98       13      5.7600          4,700,000.00             9,776.00         4,709,776.00
                    06/18/98     06/30/98       12      5.7750          2,000,000.00             3,850.00         2,003,850.00
                    06/30/98     07/15/98       15      6.1875          2,000,000.00             5,156.25         2,005,156.25
                    06/30/98     07/15/98       15      5.8900          8,975,000.00            22,026.15         8,997,026.15
                                                                   ----------------     ----------------     ----------------
                                        AEP RESOURCES, INC. TOTAL     192,375,000.00           639,675.81       193,014,675.81
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   17.74
     WEIGHTED AVERAGE RATE    5.7904
